UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2004

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT-GM: START OF “MEDIATION” PERIOD

SIGNATURES

FIAT-GM: START OF “MEDIATION” PERIOD

During the meeting Fiat and General Motors held on December 14, 2004 no agreement was reached on the alliance’s outstanding financial and industrial issues.

In this respect GM advised Fiat that it intends to formally notify Fiat of its request for the mediation process under Section 10.08 of the Master Agreement.

This process, which involves direct dialogue between the two CEOs, is designed to allow the parties to resolve the dispute before resorting to other means, including litigation.

December 15, 2004.

The contract documentation, together with the amendments, is available on the website: www.fiatgroup.com in the section “Investor Relations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2004

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney